=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 3)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ----------------
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                482047 20 6

                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                             KEVIN BAKER, ESQ.
                        VICE-PRESIDENT AND SECRETARY
                        FREMONT INVESTORS I, L.L.C.
                       FREMONT INVESTORS I CS, L.L.C.
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105


        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                            KENTON J. KING, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                             SEPTEMBER 15, 1999

     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)
                              ----------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


==============================================================================




CUSIP No.  482047 20 6            13D
-----------------------------------------------------------------------------


  1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                     OO
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------
                               7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                4,086,178
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                     4,086,178
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,086,178
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             62.7%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
-----------------------------------------------------------------------------




CUSIP No.   482047 20 6
-----------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             OO
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------
                               7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                4,484,544
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                    4,484,544
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,484,544
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             68.8%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             PN
-----------------------------------------------------------------------------




CUSIP No.  482047 20 6
-----------------------------------------------------------------------------


  1    NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                     OO
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                     |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------
                               7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                4,484,544
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                     4,484,544
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,484,544
-----------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  |_|
-----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             68.8%
-----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
           OO
-----------------------------------------------------------------------------




CUSIP No.  482047 20 6
-----------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                     OO
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                        |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------
                                7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                4,486,021
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                     4,486,021
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,486,021
-----------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  |_|
-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             68.8%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
          OO
-----------------------------------------------------------------------------





CUSIP No.  482047 20 6
-----------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                     OO
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                        |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF NEVADA
-----------------------------------------------------------------------------
                                7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                4,486,021
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                     4,486,021
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,486,021
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             68.8%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           CO
-----------------------------------------------------------------------------





CUSIP No.  482047 20 6
-----------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I CS, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                     OO
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                        |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------
                                7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                398,366
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                     398,366
------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             398,366
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             6.1%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
------------------------------------------------------------------------------





CUSIP No.  482047 20 6
------------------------------------------------------------------------------



  1     NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.L.C.
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                     OO
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

         NUMBER OF           ------------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                1,477
          OWNED BY           ------------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING           ------------------------------------------------
           PERSON             10    SHARED POSITIVE POWER
            WITH                    1,477
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,477
------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             Less than 0.1%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
           OO
------------------------------------------------------------------------------



The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1. Security and Issuer. This amendment (this "Statement" or the "Amendment") amends and restates Amendment No. 2 to the statement on
Schedule 13D relating to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 to reflect the purchase of 380 shares of Series A Convertible Preferred Stock (the "Preferred Stock") by Fremont Partners, L.L.C., and as further amended on September 23, 1999 to reflect the purchase of 398,366 shares of Common Stock by Fremont Investors I CS, L.L.C. (together with the Original Reporting Persons and Fremont Partners, L.L.C., the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 2.  Identity and Background.

      (a) - (c) In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C., each a Delaware limited liability company. The business address of each is 50 Fremont Street, Suite 3700, San Francisco, California 94105. Fremont Investors I CS, L.L.C. was formed as an investment vehicle for Fremont Partners, L.P. Fremont Partners, L.L.C. is a management company formed to manage the investments made by Fremont Partners, L.P. Attached is an amended and restated Schedule I containing the information concerning the Reporting Persons and the executive officers and directors of each of them required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D.

      (d) During the past five years none of the Reporting Persons, nor to the best of their knowledge, any member, director or executive officer of any of them, has been convicted in a criminal proceeding.

      (e) During the past five years, none of the Reporting Persons, nor to the best of their knowledge, any member, director or executive officer of any of them, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them
(i) being subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or (ii) being found in violation with respect to such laws.

      (f) Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration.

      On September 15, 1999, Fremont Investors I CS, L.L.C. purchased 398,366 shares of Common Stock in a brokered transaction. The aggregate purchase price of $4,421,863, plus $39,837 in broker commissions. These funds were provided from capital of Fremont Investors I CS, L.L.C., which was contributed from Fremont Partners, L.P. and affiliated partnerships. Fremont Partners and such affiliated partnerships obtained such funds through capital contributions from their respective partners.

Item 4.  Purpose of the Transaction.

      The shares of Common Stock and Preferred Stock acquired by Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C., respectively, were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions. It is anticipated that the Board of Directors of the Company will act as soon as practicable to fill the existing vacancies on the Board of Directors with outside directors who are unaffiliated with any of the Reporting Persons. Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) As of September 15, 1999, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,086,178 shares of Common Stock. As of September 15, 1999, the Preferred Stock owned by Fremont Investors I, L.L.C. represented 62.7% of the total voting power of the Company.

      As of September 15, 1999, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 4,484,544 shares of Common Stock. As of September 15, 1999, such shares represented 68.8% of the total voting power of the Company.

      As of September 15, 1999, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. and (iii) and the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 4,486,021 shares of Common Stock. As of September 15, 1999, such shares represented 68.8% of the total voting power of the Company.

      Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 398,366 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

      Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

      (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P. FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. And, Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock) owned by Fremont Partners, L.L.C., and the underlying Common Stock.

      Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 4,486,021 shares of Common Stock on a fully diluted, as-converted basis, or 68.8% of the total voting power of the Company.

      (c) On September 15, 1999, Fremont Investors I CS, L.L.C. purchased 398,366 shares of Common Stock in a brokered transaction. Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. may each be deemed to beneficially own such shares. The Common Stock was purchased for $11.10 per share, plus a $.10 per share commission paid to the broker.

      On August 31, 1999, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,086,178 shares of Common Stock. This represents an increase of 78,483 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

      On August 2, 1999, Fremont Investors I, L.L.C. sold 380 of shares of the Preferred Stock to Fremont Partners, L.L.C. Fremont Group, L.L.C. is the managing member of Fremont Partners, L.L.C. and Fremont Investors, Inc. is the manager of Fremont Group, L.L.C. Therefore these entities may be deemed to beneficially own such shares. After the dividend of August 31, 1999, and the resulting increase in the Stated Amount, these shares of Preferred Stock are convertible into 1,477 shares of Common Stock, an increase of 30 shares. The total number of shares of Preferred Stock which may be deemed to be beneficially owned by Fremont Group, L.L.C. and Fremont Investors, Inc. as a result of the direct ownership by Fremont Partners, L.L.C. and Fremont Investors I, L.L.C. is 1,051,970, which is convertible into 4,087,655 shares of Common Stock.

      On August 2, 1999, Fremont Investors I, L.L.C. sold 50 shares of the Preferred Stock to an additional member of management of the Company on substantially the same terms as the sales to members of management that occurred on June 30, 1999 in connection with the consummation of the recapitalization and merger of the Company. As of August 2, 1999, these shares were convertible into 190 shares of Common Stock.

      Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

      (d) - (e) Inapplicable.

Item 7.  Material to Be Filed as Exhibits.

      The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

      (1) Joint Filing Agreement, dated as of September 30, 1999, by and between Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 30, 1999


                                             FREMONT INVESTORS I, L.L.C.
                                             FREMONT INVESTORS I CS, L.L.C.
                                             FREMONT PARTNERS, L.P.
                                             FP ADVISORS, L.L.C.,
                                             FREMONT GROUP, L.L.C.,
                                             FREMONT INVESTORS, INC.,
                                             FREMONT PARTNERS, L.L.C.,


                                             By:  /s/Robert Jaunich
                                                ------------------------------
                                             Name:  Robert Jaunich
                                             Executive Officer or Executive
                                             Officer of a partner, member or
                                             manager of each Reporting Person





                               EXHIBIT INDEX

Exhibit
Number      Exhibit

(1) Joint Filing Agreement, dated as of September 30, 1999, by and among Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.



                                 SCHEDULE I

      1. FREMONT INVESTORS I, LLC Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole manager and of each director or executive officer of Fremont Investors I, LLC. Unless otherwise indicated each person has held the positions listed below with Fremont Investors I, LLC during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------
Fremont Partners, L.P.  Not Applicable
R. Jaunich II           President and Chief Executive Officer of Fremont
                        Investors I, LLC since May 1998; President and
                        Chief Executive Officer of Fremont Investors I CS,
                        L.L.C. since September 1999; Managing Director and
                        Director of Fremont Group, L.L.C., Fremont
                        Investors, Inc. and Sequoia Ventures, Inc.;
                        Managing Director of Fremont Partners, L.P.; Member of FP Advisors, L.L.C.; Chairman of the Board of
                        Kinetic Concepts, Inc.; Director of Kerr Group,
                        Inc.; Director of CNF Transportation, Inc.;
                        Chairman of the Board of Coldwell Banker
                        Corporation from 1992 to 1996; Chairman of the Board of Crown Pacific, Ltd. since 1992; member of the Board of Control of Petro Shopping Centers,
                        L.P. from 1992 to 1997; Chairman of the Board of Juno Lighting, Inc. since June 1999.

M. Williamson           Vice President and Treasurer of Fremont Investors I,
                        LLC. since May 1998; Vice President and Treasurer of Fremont Investors I CS, L.L.C. since September
                        1999; Managing Director of Fremont Partners, L.P.,
                        Member of FP Advisors, L.L.C. and Principal of
                        Fremont Group, L.L.C. since 1996; Managing Director of the Harvard Private Capital Group, Inc. from
                        1991 to 1996; Director of Juno Lighting, Inc. since
                        June 1999.

K. Baker Vice President and Secretary of Fremont Investors I, LLC since May 1998; Vice President and Secretary of Fremont Investors I CS, L.L.C. since September
                        1999; General Counsel of Fremont Partners, L.P.; Member of FP Advisors, L.L.C.; and Principal of Fremont Group, L.L.C. since February 1998. Attorney with O'Melveny & Myers from 1989 to 1998.

      2. FREMONT PARTNERS, L.P. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole general partner of Fremont Partners. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------
FP Advisors, L.L.C.     Not Applicable


      3. FP ADVISORS, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole managing member of FP Advisors, L.L.C. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------
Fremont Group, L.L.C.   Not Applicable


      4. FREMONT GROUP, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole manager and of each director or executive officer of Fremont Group, L.L.C. Unless otherwise indicated each person has held the positions listed below with Fremont Group, L.L.C. during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------
Fremont Investors, Inc. Not applicable

A.M. Dachs              President, Chief Executive Officer and Director of
                        Fremont Group, L.L.C., Fremont Investors, Inc. and
                        Sequoia Ventures, Inc.; President and Director of
                        Bechtel Constructors, Inc.; Director of Offshore
                        Bechtel Exploration Corporation and BPT Properties,
                        L.P. and related entities; Director of Bechtel
                        Enterprises, Inc., Esco Corporation and The
                        Brookings Institution; Chairman of the Board of
                        Trustees of Wesleyan University.

S.D. Bechtel, Jr.       Chairman Emeritus and Director of Fremont Group,
                        L.L.C., Fremont Investors, Inc. and Sequoia
                        Ventures, Inc.; Chairman Emeritus of Bechtel Group,
                        Inc.; Director of Remington Arms since 1993;
                        Director of IBM from 1976-1993.

R.E. Cavanaugh          Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; President and
                        Chief Executive Officer of The Conference Board,
                        Inc., 845 Third Avenue, New York, New York 10022, since 1995; Executive Dean of Harvard University
                        (Kennedy School of Government) from 1988 to 1995;
                        Director of Black Rock Mutual Fund and related funds; Director of Olin Corporation and LCI
                        International.

H.J. Haynes             Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc., Director and
                        Senior Counselor of Bechtel Group, Inc.; Director of Hewlett- Packard Co., Paccar, Inc., Boeing Co.,
                        CitiGroup, Saudi Arabian Oil Co. and Bechtel
                        Enterprises, Inc.

C.W. Hull               Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc., Chairman of Energy
                        Asset Management, L.L.C., 250 Montgomery Street,
                        Suite 1600, San Francisco, California 94104;
                        Director of Bechtel Group, Inc. and Bechtel
                        Enterprises, Inc.

R. Jaunich II           See Information under #1 above.

J.D. Mahaffey           Managing Director of Fremont Group, L.L.C., Fremont
                        Investors, Inc. and Sequoia Ventures, Inc.;
                        President of Fremont Energy, L.P., 5956 Sherry
                        Lane, Suite 1310, Dallas, Texas, since 1995; prior to such time, Chief Executive Officer and Director of United Meredian Corp.; President and Director of
                        Offshore Bechtel Exploration Corporation; Director of Xpronet, Inc. since 1997.

D.L. Redo               Managing Director and Director of Fremont Group,
                        L.L.C., Fremont Investors, Inc. and Sequoia
                        Ventures, Inc.; President and Chief Executive
                        Officer of Fremont Investment Advisors, Inc.

G.P. Schultz            Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; Director and
                        Senior Counselor of Bechtel Group, Inc,; Professor of International Economics at Stanford University and Distinguished Fellow at the Hoover Institution;
                        Director of Gulfstream Aerospace Corp., Charles
                        Schwab, Gilead Sciences, Airtouch Communications,
                        Ziff-Davis Publishing Company (resigned 1996) and
                        Bechtel Enterprises, Inc.

J.W. Weiser             Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; Director and
                        Senior Counselor of Bechtel Group, Inc.

J.S. Higgins            Managing Director and Chief Financial Officer of
                        Fremont Group, L.L.C.,Fremont Investors, Inc. and
                        Sequoia Ventures, Inc.; Director of Fremont
                        Investment Advisors, Inc.; Vice President and
                        Director of HLQ Corp.; Chief Financial Officer of
                        Bechtel International Constructors and Offshore
                        Bechtel Exploration Corp.

R.S. Kopf               Managing Director-Operations, General Counsel and
                        Secretary of Fremont Group, L.L.C., Fremont
                        Investors, Inc. and Sequoia Ventures, Inc.; General
                        Counsel, Secretary and Director of Bechtel
                        International Constructors, Inc.; Vice President,
                        General Counsel, Secretary of HLQ Corp; Vice
                        President, General Counsel, Secretary and Director of Offshore Bechtel Exploration Corporation.

D.W. Aronson            Treasurer of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; Chief Financial
                        Officer and Vice President of Operations of Redwood
                        Microsystems, Inc. from 1990 through 1994;
                        Treasurer of Bechtel International Constructors,
                        Inc. CRMF Corp., and Offshore Bechtel Exploration
                        Corporation.


      5. FREMONT INVESTORS, INC. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Fremont Investors, Inc. Unless otherwise indicated each person has held the positions listed below with Fremont Investors, Inc. during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

A.M. Dachs..............See Information under #4 above.
S.D. Bechtel, Jr........See Information under #4 above.
R.E. Cavanaugh..........See Information under #4 above.
H.J. Haynes.............See Information under #4 above.
C.W. Hull...............See Information under #4 above.
R. Jaunich II...........See Information under #1 above.
J.D. Mahaffey...........See Information under #4 above.
D.L. Redo...............See Information under #4 above.
G.P. Schultz............See Information under #4 above.
J.W. Weiser.............See Information under #4 above.
J.S. Higgins............See Information under #4 above.
R.S. Kopf...............See Information under #4 above.
D.W. Aronson............See Information under #4 above.

      6. FREMONT INVESTORS I CS, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole manager and of each director or executive officer of Fremont Investors I CS, L.L.C. Unless otherwise indicated each person has held the positions listed below with Fremont Investors I CS, L.L.C. during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------
Fremont Partners, L.P...Not Applicable
R. Jaunich II           See Information under #1 above.
M. Williamson           See Information under #1 above.
K. Baker                See Information under #1 above.


      7. FREMONT PARTNERS, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole general partner of Fremont Partners, L.L.C. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------
Fremont Group, L.L.C.   Not Applicable



                           JOINT FILING AGREEMENT

      This will confirm the agreement by and between the undersigned that the Amendment No. 2 to the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to Common Shares of Juno Lighting, Inc., a Delaware corporation, is being filed on behalf of the entities listed below.

      Each of the entities listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: September 30, 1999


                                         FREMONT INVESTORS I, L.L.C.
                                         FREMONT INVESTORS I CS, L.L.C.
                                         FREMONT PARTNERS, L.P.
                                         FP ADVISORS, L.L.C.,
                                         FREMONT GROUP, L.L.C.,
                                         FREMONT INVESTORS, INC.,
                                         FREMONT PARTNERS, L.L.C.


                                         By:  /s/ Robert Jaunich
                                            ---------------------------------
                                         Name:  Robert Jaunich
                                         Executive Officer or Executive
                                         Officer of a partner,
                                         member or manager of each Reporting
                                         Person